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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Gevity HR, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

374393106

(Cusip Number)

Karen C. Fanelli
Frontenac Company, L.L.C.
135 South LaSalle Street, Suite 3800
Chicago, Illinois 60603
(312) 368-0044

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:
Margaret A. Gibson, P.C.
Kirkland & Ellis LLP
200 E. Randolph Drive
Chicago, Illinois 60601
(312) 861-2000

May 19, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 Pages

CUSIP No. 374393106	13D	Page 2 of 11 Pages

1.	Name of Reporting Person:		I.R.S. Identification Nos. of above persons (entities only): Frontenac VIII Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 944,452 (See Item 5)

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 944,452 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 944,452 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.52% (See Item 5)

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 374393106	13D	Page 3 of 11 Pages

1.	Name of Reporting Person:		I.R.S. Identification Nos. of above persons (entities only): Frontenac Masters VIII Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 944,452 (See Item 5)

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 944,452 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 944,452 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.52% (See Item 5)

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 374393106	13D	Page 4 of 11 Pages

1.	Name of Reporting Person:		I.R.S. Identification Nos. of above persons (entities only): Frontenac VIII Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 944,452 (See Item 5)

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 944,452 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 944,452 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.52% (See Item 5)

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 374393106	13D	Page 5 of 11 Pages

1.	Name of Reporting Person:		I.R.S. Identification Nos. of above persons (entities only): Frontenac Company VIII, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 944,452 (See Item 5)

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 944,452 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 944,452 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.52%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 374393106	13D	Page 6 of 11 Pages

     This Amendment No. 2 amends and supplements the Schedule 13D previously filed by Frontenac VIII Limited Partnership, Frontenac Masters VIII Limited Partnership, Frontenac VIII Partners, L.P. and Frontenac Company VIII, L.L.C. with the Securities and Exchange Commission (as previously amended and supplemented, the “Statement”) with respect to the common stock, par value $.01 per share of Gevity HR, Inc., a Florida corporation. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration.

     Item 3 is amended to add the following paragraph after the first paragraph.

     On May 19, 2004, Frontenac VIII converted 19,385 shares of Preferred Stock into 3,563,419 shares of Common Stock and Frontenac Masters VIII converted 865 share of Preferred Stock into 159,007 shares of Common Stock pursuant to the terms set forth in the Articles of Amendment. Pursuant to an Underwriting Agreement, dated May 13, 2004, among the Issuer, Credit Suisse First Boston LLC and Lehman Brothers, as representatives of the several underwriters named therein (collectively, the “Underwriters”), Frontenac VIII, Frontenac Masters VIII, SunTrust, BVCF IV and C&B (the “Underwriting Agreement”), Frontenac VIII sold 2,659,310 shares of Common Stock and Frontenac Masters VIII sold 118,664 shares of Common Stock, respectively, to the Underwriters. The purpose of the transactions disclosed herein was to reduce Frontenac VIII and Frontenac Masters VIII’s respective ownership of the Issuer’s Common Stock. Following the transactions described above, as of May 19, 2004, Frontenac VIII and Frontenac Masters VIII, collectively, beneficially own less that five percent of the Issuer’s outstanding shares of Common Stock.

Item 4.	Purpose of Transaction.

     Item 4 is amended to add the following paragraph after the fourth paragraph under the subheading “Purchase Agreement.”

     As a result of Frontenac VIII and Frontenac Masters VIII’s conversion of all of their respective shares of Preferred Stock into shares of Common Stock, the Issuer is no longer required to seek the approval of the Majority Holders prior to taking certain actions. However, pursuant to the terms set forth in the Purchase Agreement, Frontenac VIII and Frontenac Masters VIII shall continue to have certain information rights. Additionally, the limitations and restrictions in the Voting Rights Letter Agreement ceased having any effect.

     Item 4 is amended to add the following paragraph after the second paragraph under the subheading “Co-Investment Agreement.”

     On May 19, 2004, as a result of the conversion of the Preferred Stock into Common Stock, the limitations and restrictions in the Co-Investment Agreement (as amended) ceased having any effect.

Item 5.	Interest in Securities of the Issuer.

     Item 5(a) is amended and restated in its entirety with the following:

     (a)     Amount Beneficially Owned: As of May 19, 2004, Frontenac VIII beneficially owned 904,109 shares of Common Stock, constituting approximately 3.37% of the outstanding Common Stock of the Issuer. Also as of such date, Frontenac Masters VIII beneficially owned 40,343 shares of Common Stock, constituting approximately 0.15% of the outstanding Common Stock of the Issuer. Frontenac VIII

Page 6 of 11 Pages

CUSIP No. 374393106	13D	Page 7 of 11 Pages

LP, as the general partner of each of Frontenac VIII and Frontenac Masters VIII, and Frontenac VIII LLC, as the general partner of Frontenac VIII LP, may be deemed to beneficially own the 944,452 shares of Common Stock, the aggregate number of shares of Common Stock held by Frontenac VIII and Frontenac Masters VIII, constituting approximately 3.52% of the outstanding Common Stock of the Issuer.

     As a result of Frontenac VIII and Frontenac Masters VIII’s conversion of Preferred Stock, the limitations and restrictions in the Co-Investment Agreement (as amended) between the Reporting Persons and C&B ceased having any effect. As a result, the Reporting Persons may no longer be deemed the beneficial owners, within the meaning of Rule 13d-3 of the Exchange Act, of the shares of Common Stock held by C&B. As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of an aggregate of 944,452 shares of Common Stock, which is the aggregate number of shares of Common Stock held by Frontenac VIII and Frontenac Masters VIII, constituting approximately 3.52% of the Common Stock outstanding.

     Item 5(b) is amended and restated in its entirety with the following:

     (b)     Number of shares of Common Stock of the Issuer as to which such person has:

(i)     Sole power to vote or to direct the vote:

N/A

(ii)     Shared power to vote or to direct the vote:

Frontenac VIII	944,452 Shares
Frontenac Masters VIII	944,452 Shares
Frontenac VIII LP	944,452 Shares
Frontenac VIII LLC	944,452 Shares

(iii)     Sole power to dispose or to direct the disposition of:

N/A

(iv)     Shared power to dispose of or to direct the disposition of:

Frontenac VIII	944,452 Shares
Frontenac Masters VIII	944,452 Shares
Frontenac VIII LP	944,452 Shares
Frontenac VIII LLC	944,452 Shares

     The filing of this Statement by Frontenac VIII, Frontenac Masters VIII, Frontenac VIII LP and Frontenac VIII LLC shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d), 13(g) or any other Section of the Exchange Act, are the beneficial owners of any shares in which such Reporting Persons do not have a pecuniary interest.

Page 7 of 11 Pages

CUSIP No. 374393106	13D	Page 8 of 11 Pages

     All of the percentages calculated in this Statement are based upon an aggregate of 26,820,313 shares of Common Stock outstanding as of May 19, 2004 as disclosed in the Issuer’s Registration Statement on Form S-3, filed with the Commission on May 14, 2004.

     Item 5(e) is amended and restated in its entirety with the following:

     (e)  As of May 19, 2004, Frontenac VIII and Frontenac Masters VIII, collectively, beneficially own less that five percent of the Issuer’s outstanding shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is amended to add the following paragraph immediately following the first paragraph thereof:

     Notwithstanding the preceding paragraph, pursuant to the terms of the Underwriting Agreement, the Reporting Persons have entered into a Lock-up Letter with the Issuer, Credit Suisse First Boston LLC and Lehman Brothers Inc., dated April 21,2004 (the “Lock-up Letter”), whereby each of the Reporting Persons has agreed, for a period ending August 11, 2004, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Common Stock of the Issuer or securities convertible into or exchangeable or exercisable for any shares of Common Stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock. This summary of the lock-up arrangements contained in the Lock-up Letter is qualified in its entirety by reference to the detailed provisions of the Lock-up Letter, a copy of which is attached hereto as Exhibit I and incorporated by reference herein.

Item 7.	Material to be filed as Exhibits.

     Exhibit A — Joint Filing Agreement among the Reporting Person pursuant to Rule 13d-1(f) under the Exchange Act relating to the filing of this Statement.

     Exhibit H — Underwriting Agreement (filed as Exhibit 1.1 to the Issuer’s Form 8-K filed on May 18, 2004 and incorporated herein by reference).

     Exhibit I — Lock-up Letter to Gevity HR, Inc., Credit Suisse First Boston LLC and Lehman Brothers Inc. on behalf of Frontenac VIII Limited Partnership and Frontenac Masters VIII Limited Partnership.

Page 8 of 11 Pages

CUSIP No. 374393106	13D	Page 9 of 11 Pages

SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 19, 2004

FRONTENAC VIII LIMITED PARTNERSHIP

By:	Frontenac VIII Partners, L.P.
Its: General Partner

By:	Frontenac Company VIII, L.L.C.
Its: General Partner

By:	/s/ Karen C. Fanelli

Karen C. Fanelli, under Power of
Attorney for Frontenac Company VIII, L.L.C.

FRONTENAC MASTERS VIII LIMITED PARTNERSHIP

By:	Frontenac VIII Partners, L.P.
Its: General Partner

By:	Frontenac Company VIII, L.L.C.
Its: General Partner

By:	/s/ Karen C. Fanelli

Karen C. Fanelli, under Power of
Attorney for Frontenac Company VIII, L.L.C.

FRONTENAC VIII PARTNERS, L.P.

By:	Frontenac Company VIII, L.L.C.
Its: General Partner

By:	/s/ Karen C. Fanelli

Karen C. Fanelli, under Power of
Attorney for Frontenac Company VIII, L.L.C.

FRONTENAC COMPANY VIII, L.L.C.

By:	/s/Karen C. Fanelli

Karen C. Fanelli, under Power of
Attorney for Frontenac Company VIII, L.L.C.

Page 9 of 11 Pages